October 6, 2017

VIA EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:                           Frontier Funds, Inc. (Registration No.:  333-220208)

Form N-14 — Frontier Netols Small Cap Value Fund

Dear Mr. Ganley:

The purpose of this letter is to respond to oral comments received from you and Laura Hamilton on September 25, 2017, and September 26, 2017, regarding Pre-Effective Amendment No. 1 to the Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) filed by Frontier Funds, Inc. (the “Registrant” or the “Company”) on September 7, 2017, relating to the reorganization of the Frontier Netols Small Cap Value Fund (the “Acquired Fund”) with and into the Frontier Phocas Small Cap Value Fund (the “Acquiring Fund”), each a series of the Registrant (together, the “Funds”).

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement/Prospectus.

Prospectus

1.                                      Comment:  Please provide additional background regarding the resignation of the previous subadviser and the appointment of the current subadviser of the Acquired Fund pursuant to an interim subadvisory agreement under “Comparison of the Acquired Fund to the Acquiring Fund—Investment Adviser and Portfolio Managers” with respect to the Acquired Fund on page 2 of the Proxy Statement/Prospectus.

Response:  The Registrant has revised the “Sub-Adviser” section under “Comparison of the Acquired Fund to the Acquiring Fund—Investment Adviser and Portfolio Managers” to add the requested information.

2.                                      Comment:  Please confirm supplementally that Netols Asset Management, Inc., the former subadviser of the Acquired Fund, did not receive any compensation or other benefits in connection with its resignation as subadviser of the Acquired Fund.

Response:  The Registrant confirms supplementally that Netols Asset Management, Inc. did not receive any compensation or other benefits in connection with its resignation as subadviser of the Acquired Fund.

3.                                      Comment:  The Total Operating Expenses information with respect to the Acquired Fund’s Class Y shares under “Comparison of the Acquired Fund to the Acquiring Fund—Annual Operating Expenses as a Percentage of Net Assets” on page 2 is inconsistent with the corresponding information presented in the Summary Fee Table on page 13 of the Proxy Statement/Prospectus.  Please provide an explanation or revise accordingly.

Response:  The Registrant has revised the Total Operating Expenses information with respect to the Acquired Fund’s Class Y shares under “Comparison of the Acquired Fund to the Acquiring Fund—Annual Operating Expenses as a Percentage of Net Assets” on page 2, as well as the corresponding information presented in the Summary Fee Table on page 13 of the Proxy Statement/Prospectus to reconcile this information.  As we discussed, the Class Y expense information has been revised to reflect the fact that Class Y shares did not accrue Rule 12b-1 or shareholder servicing fees in the most recent fiscal year or at present.  We have added narrative disclosure to the footnotes explaining that if shareholders do not approve the Reorganization and the Acquired Fund continues to exist, Class Y shares may incur such fees again in the future.

4.                                      Comment:  Please revise the Annual Operating Expenses relating to the Acquiring Fund under “Comparison of the Acquired Fund to the Acquiring Fund—Annual Operating Expenses as a Percentage of Net Assets” on page 2 of the Proxy Statement/Prospectus to present the pro forma, rather than current, Annual Operating Expenses of the Acquiring Fund’s Institutional Class shares as of June 30, 2017.

Response:  The Registrant has revised the Annual Operating Expenses relating to the Acquiring Fund’s Institutional Class shares under “Comparison of the Acquired Fund to the Acquiring Fund—Annual Operating Expenses as a Percentage of Net Assets” to present the pro forma expenses as requested.

5.                                      Comment:  Please revise the sentence under the “Comparison of the Acquired Fund to the Acquiring Fund—Investment Process—Portfolio Management” section on page 4 relating to sector weighting to be consistent with the Funds’ fundamental investment policy on industry concentration.

Response:  The Registrant has revised the language under the “Portfolio Management” section on page 4 to clarify that the Acquired Fund will not invest more than 25% of its total assets in any industry, in accordance with the Acquired Fund’s fundamental investment policy on concentration.

6.                                      Comment:  Please state that the Acquiring Fund’s non-fundamental investment policies are the same as the Acquired Fund’s on page 5.

Response:  The requested revision has been made.

7.                                      Comment:  Please remove all references to the Acquiring Fund’s Service Class shares in the Summary Fee Table on page 13 of the Proxy Statement/Prospectus and elsewhere in the Proxy Statement/Prospectus given the Service Class shares of the Acquiring Fund are not involved in the Reorganization.

Response:  The Registrant responds by making the requested changes to the fee table and, as appropriate, elsewhere in the Proxy Statement/Prospectus.

8.                                      Comment:  Please indicate in bold that each of the Institutional Class and Class Y shares of the Acquired Fund will be exchanged for Institutional Class Shares of the Acquiring Fund above the Summary Fee Table on page 13 of the Proxy Statement/Prospectus.

Response:  The Registrant has revised the Proxy Statement/Prospectus to add the requested language in bold above the Summary Fee Table.

9.                                      Comment:  In the third to last sentence of footnote 3 to the Summary Fee Table starting on page 13, please confirm whether or not the Adviser may unilaterally terminate the expense cap agreements prior to their expiration date.

Response:  The Registrant confirms that the Adviser may not unilaterally terminate the expenses cap agreements prior to their expiration on October 31, 2019 and has revised the third to last sentence of footnote 3 on page 14 and elsewhere where the expense cap agreements are described to clarify that the Board would need to approve any earlier termination.

10.                               Comment:  Please add a line space to the table relating to the Institutional Class and Class Y shares under the “Examples” section on page 14 to distinguish between the share classes.

Response:  The Registrant responds by revising the table as requested.

11.                               Comment:  The third paragraph on page 23 under “Voting Information” of the Proxy Statement/Prospectus indicates that presence at the meeting of shareholders representing one-third of the shares outstanding and entitled to vote as of the record date constitutes a quorum for the meeting, which is less than the requisite vote to approve the Reorganization under the 1940 Act as set forth on page 24 of the Proxy Statement/Prospectus.  Please revise accordingly.

Response:  The third paragraph on page 23 under “Voting Information” of the Proxy Statement/Prospectus has been revised to reflect the impact of the 1940 Act vote on the quorum requirement.

12.                               Comment:  Please confirm supplementally that the Summary Fee Table on page 13 of the Proxy Statement/Prospectus that all fees presented in this table are current fees and expenses of the Funds.

Response:  The Registrant confirms supplementally that all fees represented in the Summary Fee Table on page 13 are current fees and expenses of the Funds.  As noted above, if shareholders do not approve the Reorganization, in the future, Class Y shares of the Acquired Fund may be subject to 12b-1 and shareholder servicing fees that are not currently being accrued.

13.                               Comment:  Please revise the adjustments row of the Capitalization table on page 23 of the Proxy Statement/Prospectus to reflect only adjustments that are in addition to each Fund’s net assets.

Response:  The Registrant has revised the Capitalization table as requested.

14.                               Comment:  Please supplementally explain what the adjustments consist of in the Adjustments row of the Capitalization table on page 23 of the Proxy Statement/Prospectus.

Response:  The adjustments reflect the issuance of shares of the Institutional Class of the Acquiring Fund to Institutional Class and Class Y shares of the Acquired Fund at the Acquiring Fund’s Institutional Class net asset value as of June 30, 2017.

15.                               Comment:  Please confirm that the pro forma adjustments described above should appear on the pro forma balance sheet rather than the pro forma income statement.

Response:  Because the fee accrual has been reversed, this comment is no longer applicable.

16.                               Comment:  Please add a footnote to the Schedule of Investments on page B-7 of the pro forma financial statements to disclose that all securities held by the Acquired Fund as of June 30, 2017, were in compliance with the investment policies, guidelines and restrictions of the Acquiring Fund.

Response:  The Registrant has revised the Schedule of Investments on page B-7 as requested.

17.                               Comment:  Please combine the information related to Institutional Class shares under one heading in the Statement of Assets and Liabilities on page B-9 of the pro forma financial statements.

Response:  The Registrant has revised the Statement of Assets and Liabilities on page B-9 as requested.

18.                               Comment:  Please confirm supplementally whether there were capital loss carryforwards for either Fund as of June 30, 2017.

Response:  The Registrant confirms supplementally that there were no capital loss carryforwards for either Fund as of June 30, 2017.

* * * * *

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen Drought

Ellen Drought

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